November 17, 2005

Via US Mail and Facsimile

Robin J. Adams
Chief Financial Officer
BorgWarner, Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Re: BorgWarner, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarterly period ended September 30, 2005
Commission File Number: 001-12162

Dear Mr. Adams:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

Results by Operating Segment

Earnings Before Interest and Taxes (EBIT), page 26

1. We note that you have included EBIT as a performance measure in your discussion of results by segment. Please revise your disclosure to include a discussion of why the measure is useful to investors, specifically including why investors would find it valuable in the context in which it is presented, given the excluded items. Include a draft of your intended disclosure with your response. See FR 65 for guidance

2. As a related matter, please reconcile EBIT to net income as presented in your statement of operations. For guidance, see Question 15 of the staff's outline *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, date June 13, 2003.

Consolidated Financial Statements

Note 11 – Contingencies

Environmental Liability, page 50

3. We note from your disclosure that you have accrued a total of $25.7 million for environmental liabilities, and that such amount represents the lower end of the range of loss for your clean-up responsibilities. We also note that you discuss the environmental indemnification associated with the sale of Kuhlman Electric as part of this disclosure. From your current disclosures it is unclear whether the Kuhlman Electric liability is the only environmental liability of which you are aware, and whether the stated range is comprised only of this liability. Please supplementally tell us and expand your disclosure to include a description of each and every material or potentially material environmental liability of which you aware, including the amount related to each liability included in the $25.7 million accrual. This discussion should include situations in which you are aware of a potential liability but cannot yet estimate the impact. Your expanded disclosure should adhere to the requirements set forth in paragraphs 160-172 of SOP 96-1.

4. As a related matter, it appears from your disclosure that your range of loss includes an estimate of insurance recoveries. If so, supplementally explain to us why you believe these insurance recoveries should be considered in your assessment of total liability.   If not, please clarify your disclosure to indicate that potential insurance recoveries are not considered in estimation of your total liability. Refer to paragraphs 140 and 141 of SOP 96-1.

Product Liability, page 51

5. We note from your disclosure on page 31 and throughout your filing that, as of December 31, 2004, you have recorded liability of $40.8 million related to product liability suits, with a corresponding receivable of $40.8 million representing the insurance proceeds receivable from your second tier insurers for estimated claims losses. We also note that you paid $1 million in defense and settlement costs, and that such amount plus an additional $3.4 million had not been recovered as of September 30, 2005. Supplementally explain to us your basis in GAAP for recording a receivable for insurance proceeds not yet received. Also, please clarify whether the $1.0 million at December 31, 2004 and $4.4 million (aggregate) at

September 30, 2005 are included in the insurance proceeds receivable figures at each date, respectively.

Form 10-Q for the quarterly period ended September 30, 2005

Note 2 – Acquisition of Beru Akteingessellshaft, page 6

6. We note from your disclosure that you acquired 62.2% of the outstanding shares of Beru on January 4, 2005, and an additional 7.22% through a tender offer terminating on January 24, 2005 for a total ownership of 69.42% at a cost of EURO 420 million.   Please provide uswith a complete summary of your preliminary asset allocation as well as detailed explanations of the specific contingencies extending your allocation period and the specific line items affected. Your response should also include any adjustments that have been made from the initial asset allocation to the current date and the facts and circumstances surrounding such adjustments. Refer to the guidance in paragraphs 51e and 51h of SFAS 141.

7. As a related matter, supplementally clarify the facts and circumstances surrounding the immediate write off of the purchase price allocation associated with Beru's in-process research and development. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief